                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)


                            THE KROLL-O'GARA COMPANY
                                (Name of Issuer)


                        COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   501050108
                                 (CUSIP Number)

                               Kathleen E. Shannon
                          Vice President and Secretary
                       American International Group, Inc.
                                 70 Pine Street
                            New York, New York 10270
                                 (212) 770-5123
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                              November 15, 1999
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 501050108

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         American International Group, Inc.
         I.R.S. Identification No. 13-2592361
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a)  [  ]

                                                                       (b)  [  ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

                                       00
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated under the laws of the State of Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                             1,444,212
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                                      0
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                               1,444,212
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                                0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                        1,444,212
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              6.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                                             HC, CO





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Item 1.           Security and Issuer.

                  This Statement relates to the Common Stock, $0.01 par value (the "Common Stock"), of THE KROLL-O'GARA COMPANY (the "Company"). This Amendment No. 1 to Schedule 13D amends and supplements Items 1, 4, 5 and 6 of the Statement on Schedule 13D dated December 1, 1997 (the "Schedule 13D"). The principal executive offices of the Company are located at 9113 LeSaint Drive, Fairfield, Ohio 45014. Capitalized terms used herein and not otherwise defined, shall have the meaning ascribed to such terms as in the Schedule 13D.

Item 4.           Purpose of Transaction.

                  On November 15, 1999, the Company announced that it had entered into a definitive agreement with Blackstone Capital Partners III Merchant Banking Fund L.P. pursuant to which shares held by all shareholders of the Company, other than AIG and certain members of management, will be acquired for $18.00 per share in cash, subject to shareholder approval (the "Merger"). In connection with such agreement, AIG has entered into a Voting, Sale and Retention Agreement dated as of November 15, 1999 and attached hereto as
Exhibit 3 to the Schedule 13D (the "Voting Agreement"), among BCP/KROG Acquisition Company L.L.C. ("BCP LLC"), Kroll Electronic Recovery, Inc. ("New Kroll Holdings") and certain shareholders of the Company identified on the schedules to the Voting Agreement, pursuant to which AIG (i) agrees to sell a portion of the shares of Common Stock owned by it to BCP LLC, (ii) agrees to waive its right to receive cash in the Merger with respect to a specified number of shares of Common Stock ("Retained Common Shares"), (iii) agrees and acknowledges that the Retained Common Shares will be converted into newly issued shares of New Kroll Holdings' Series A Preferred Stock in accordance with the Merger and (iv) agrees that it will negotiate in good faith with BCP LLC with respect to the terms of a stockholders agreement among the stockholders of New Kroll Holdings. If the shareholders of the Company approve the Merger, AIG intends to deliver its shares of Common Stock as agreed in the Voting Agreement.


Item 5.           Interest in Securities of Issuer.

                  (a) and (b). The information required by these paragraphs is set forth in Items 7 through 11 and Item 13 of the cover page to this Schedule 13D and is based upon the number of shares of Common Stock outstanding on November 1, 1999 (22,212,440), as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

                  (c) AIG and, to the best of its knowledge, each of the Covered Persons have not engaged in any transactions in the Common Stock during the past 60 days other than in connection with the Voting Agreement.

                  (d)  and (e).  Not applicable.






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Item 6.           Contracts, Arrangements, Understandings or Relationships
                  With Respect to Securities of the Issuer.

                  The information required by this Item 6 is set forth in
                  Item 4.


Item 7.           Materials to be Filed as Exhibits.

                  (a)  Voting, Sale and Retention Agreement.








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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 23, 1999


                                        AMERICAN INTERNATIONAL GROUP, INC.



                                        By  /s/  Kathleen E. Shannon
                                          -----------------------------------
                                          Name:  Kathleen E. Shannon
                                          Title: Vice President and Secretary